CIBT EDUCATION GROUP INC.

International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7

Tel: 604.871.9909 Fax: 604.871.9919

Email: info@cibt.net Web: www.cibt.net

TSX.V: CPT

February 4, 2008

OTC.BB (US): CBTGF

CIBT Expands to Southern China, 42nd Location Globally

CIBT Education Group Inc (TSXV: CPT; OTC.BB (US): CBTGF) reports that its subsidiary, CIBT School of Business & Technology Corp., has signed an agreement to establish a CIBT Vocational and Education Center at the Shunde Vocational Secondary School (SVSS) in Foshan City, China. This new CIBT center will deliver a variety of CIBT vocational and business management programs offered by CIBT and its US and Canadian academic partners. Programs planned for this location include, automotive maintenance and other business management programs.

Foshan City is the third largest city in Guangdong Province with a provincial population of 92 million.  Foshan enjoyed GDP growth of US$ 40 billion in 2006 and is home to many large private enterprises.  Key industries in Foshan include: home electronics, household goods, plastics and stainless steel products.  The City is committed to becoming a manufacturing giant in the region, and has pledged to make large-scale investments into its transportation and energy infrastructures.

About Shunde Vocational Secondary School (SVSS):

Founded in 1958, Shunde Vocational Secondary School is an amalgamation of Shunde Vocational Secondary and Shunde Technical School and is prestigiously ranked as a national level vocational training facility.  The training facility is approximately 77,500 square feet and situated on a 21 acre campus, with a student population of 1,300.  One hundred percent of SVSS’s graduates receive employment before or shortly after graduation.

About CIBT Education Group Inc.:

CIBT Group is an education management and investment company with a special focus on the global education market.  Its two subsidiaries, CIBT School of Business and Technology Corp. and Sprott-Shaw Community College, possess a combined operating history of over 118 years in China and Canada’s education sectors.  CIBT owns and operates a network of 42 business and language colleges with a presence in Canada, China, Vietnam, Jordan and the Philippines.  CIBT delivers North American and Chinese accredited business and management degree programs, automotive, and diesel maintenance programs, IT programs, and career/vocational programs through its network of campuses across China and Canada.  In 2006, CIBT initiated plans to aggressively expand its business presence to over 50 CIBT teaching locations in China by 2010 and to establish schools in other parts of Asia including South Korea, Thailand, Malaysia and India.

CIBT Education Group Inc.

“Toby Chu”

Toby Chu

President & CEO

Investor Relations: Vantage Communications * N. America Toll Free: 1-800-574-0901* Email: support@vantageir.com

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